FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

HSBC Holdings plc

10 Lower Thames Street, London EC3R 6AE, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✔ Form 40-F ....]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes .... No ✔]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ....]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford
Group Company Secretary's Department

Dated: 28 March 2002

HSBC

Direct Line: 020 7260 0126
Direct Fax: 020 7260 8249

London Stock Exchange
Regulatory Notifications
Old Broad Street
London
EC2N 4HP

AVS NO: 661604

28 March 2002

Dear Sirs

Section 198 – Companies Act 1985

The Company was notified today that Lehman Brothers International (Europe) no longer has a notifiable interest in the share capital of HSBC Holdings plc.

A copy of the letter of notification is attached.

Yours faithfully

Peter Harvey
Company Secretarial Assistant

Encl

LEHMAN BROTHERS

28th March 2002

Ralph Barber
Company Secretary
HSBC Holdings Plc
10 Lower Thames Street
London
EC3R 6AE

BY FAX AND POST

Dear Mr Barber,

S198 Companies Act 1985 (the "Act")

We write to inform you, pursuant to s198 of the Act, that as at the close of business on 26th March 2002, the interest of Lehman Brothers International (Europe) in the ordinary share capital of HSBC Holdings Plc (the "Company") has fallen below 3 percent.

Yours sincerely
For & on behalf of Lehman Brothers

Anthony Allen
Audit and Compliance Department